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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2003

EDP—Electricidadé de Portugal

Praça Marquês de Pombal, 12
1250-162 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 2, 2003

EDP—ELECTRICIDADÉ DE PORTUGAL

By:	/s/ FRANCISCO DE LA FUENTE SÁNCHEZ
Name: Francisco de la Fuente Sánchez Title: Director

[LOGO]

[EDP LETTERHEAD]

Lisbon, December 20, 2002

EDP Announces Success of Tender Offer and
Consent Solicitation for Escelsa Senior Notes

        Subsequent to the cash tender offer (the "Offer") and consent solicitation ("Consent Solicitation") relating to any and all of Escelsa—Espirito Santo Centrais Electricas, S.A. ("Escelsa") 10% Senior Notes due 2007 (the "Notes"), launched on November 20, 2002, EDP—Electricidade de Portugal, S.A. ("EDP") today announces that it has acquired 205,796,000 principal amount of the 430,958,000 outstanding Notes.

        Holders of 198,737,000 principal amount, or approximately 71% of the Notes tendered, had previously delivered related consents. These holders will receive the sum of the price of the 8.00% Brazil Capitalization Bond (C-Bond) due April 15, 2014 (pls. refer to Note 1), plus 5% of the face value of the notes tendered, i.e., US$686.88 for each US$1,000 principal amount of Notes. Following the success of the consent solicitation, Escelsa will effect the deletion of substantially all the protective covenants and related default provisions in the respective indenture.

        The holders of the remaining 7,059,000 principal amount of the Notes tendered, which did not deliver related consents, will receive the sum of the price of the 8.00% Brazil Capitalization Bond (C-Bond) due April 15, 2014, plus 3% of the face value of the Notes tendered, i.e., US$666.88 for each US$1,000 principal amount of Notes.

        Prior to this offer EDP owned US$151.58 million aggregate principal amount of the Notes, representing approximately 35% of the total Notes outstanding.

        Following this operation, with settlement date on December 23, 2002, EDP will own US$357.37 million aggregate principal amount, or approximately 83%, of the Notes outstanding, acquired for a total consideration of US$268.67 million.

        The success of this operation will increase ESCELSA's operational and financial flexibility, which is important for the company to face the current challenges of the Brazilian electricity sector.

EDP—ELECTRICIDADE DE PORTUGAL, S.A.

Note 1:

The price of the 8.00% Brazil Capitalization Bond (C-Bond) due April 15, 2014 was calculated by the Dealer Manager using an average bid-side price for the named security based on prices appearing on the Tullet, Eurobroker and Garban screens, as of 3:00 p.m., New York City time, on December 17, 2002.

The price of the 8.00% Brazil Capitalization Bond (C-Bond) due April 15, 2014, used for the settlement of the total consideration of the offer was 63.6875%.

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SIGNATURES
EDP Announces Success of Tender Offer and Consent Solicitation for Escelsa Senior Notes